March 2, 2007
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549
Attn: Tricia Armelin, Division of Corporation Finance

RE:	Paychex, Inc. Form 10-K for the Fiscal Year Ended May 31, 2006 Filed July 21, 2006 File #0-11330
Dear Ms. Armelin:
Paychex, Inc. hereby responds to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) in their letter dated February 28, 2007, with respect to the above-referenced filings. For the convenience of the Staff, the Staff’s comments are set forth below in bold type, followed by our response.
Form 10-Q for the quarterly period ended November 30, 2006
Item 4. Controls and Procedures, page 37
1.	We note your disclosure that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective to ensure that information required to be disclosed in Exchange Act reports is recorded, processed, summarized and reported within the specified time periods. Please confirm to us, and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective for the purpose of ensuring that material information required to be in this report is made known to management and others, as appropriate, to allow timely decisions regarding required disclosures. Alternatively, in future filings you may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be. See Exchange Act Rule 13a-15(e).
As requested, we confirm that our officers concluded, as of the end of the period covered by such quarterly report, that our disclosure controls and procedures were effective for the purpose of ensuring that material information required to be in such report is made known to management and others, as appropriate, to allow timely decisions regarding required disclosures. In addition, we will revise future filings to clarify our officers’ conclusions on disclosure controls and procedures, as requested.
Paychex, Inc. hereby acknowledges that:
•	Paychex, Inc. is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	Paychex, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

March 2, 2007

If you have any questions, please telephone me at (585) 385-6666.
Sincerely,
/s/ John M. Morphy

John M. Morphy
Senior Vice President,
Chief Financial Officer, and Secretary